Targa Resources Partners LP 1000 Louisiana, Suite 4300 Houston, Texas 77002 713.584.1000
July 29, 2009
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Lilyanna Peyser

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-159678) of Targa Resources Partners LP, a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-159678) be accelerated so that the Registration Statement will become effective on Friday, July 31, 2009 at 9:00 a.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TARGA RESOURCES PARTNERS LP
By:	Targa Resources GP LLC, its general partner

By:	/s/ Jeffrey J. McParland
	Name:	Jeffrey J. McParland
	Title:	Executive Vice President and Chief Financial Officer

TARGA RESOURCES PARTNERS FINANCE CORPORATION

By:	/s/ Jeffrey J. McParland
	Name:	Jeffrey J. McParland
	Title:	Executive Vice President and Chief Financial Officer